LML PAYMENT SYSTEMS

News Release

 Exhibit 20.1

LML REPORTS RESULTS FOR THE
FISCAL YEAR ENDED MARCH 31, 2003

Revenue Down 5% and Significant Improvement in Both EBITDA and Net Loss

VANCOUVER, BC, June 27, 2003 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for the fiscal year ended March 31, 2003. Revenue for fiscal 2003 was approximately $8.8 million compared to approximately $9.3 million for the previous year, a decrease of approximately 5%.

Cost of operations was approximately $6.9 million or approximately 78% of revenue compared to approximately $8.1 million or approximately 87% of revenue for the previous year, an improvement of approximately 15%.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") was a negative EBITDA of approximately ($691,000) or approximately (0.04) per share compared to a negative EBITDA of approximately ($2.1 million) or approximately ($0.11) per share for the previous year, an improvement of approximately 67%.

Net loss was approximately $3 million or approximately ($0.16) per share compared to a net loss of approximately $5.2 million or approximately ($0.27) per share for the previous year.

"Overall, we are pleased with the year," said President and CEO Patrick H. Gaines. "Despite losing a significant customer, growth in other areas of our business allowed us to almost totally replace any lost revenue associated with this customer. More significantly, we continued to improve our internal efficiency regarding product delivery as evidenced by lower operating costs, resulting in both significantly improved EBITDA and net loss results. I think our cost model is close to where it needs to be so our focus now will be driving revenue into this model. Over the past year we formed some significant partnerships and royalty arrangements that we expect should assist us in this endeavor this year," said Gaines.

About LML Payment Systems Inc. (www.lmlpayment.com)

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,547,129, No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines	Investor Relations
President and CEO	(800) 888-2260
(604 689-4440

LML PAYMENT SYSTEMS INC. Suite 1680 - 1140 West Pender St Vancouver BC V6E 4G1
TEL 604.689 4440 FAX 604. 689 4413 www.lmlpayment.com